KW 3/12/14

14046855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Adams Street, Suite 2175
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vernon Kempker (573)659-4443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman, LLC
(Name – *if individual, state last, first, middle name*)

500 N. Michigan Ave, 17th Floor	Chicago	Illinois	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 3/20/14

OATH OR AFFIRMATION

I, Vernon Kempker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

TAMARA J. MORPER
My Commission Expires
February 23, 2017
Cole County
Commission #13755125

Vernon Kempker
Signature

V.P. Finance & Operations
Title

Tamara J. Morper
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Retirement Plan Advisors, Inc.

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Retirement Plan Advisors, Inc. (the "Company") as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Topel Forman LLC
Certified Public Accountants

Chicago, Illinois
February 19, 2014

500 N. Michigan Avenue, Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash	$ 367,833	$ 70,479
Commissions receivable	496,273	422,290
Due from RPA, LLC	32,194	29,221
Due from field reps	13,309	11,817
Prepaid expense	40,107	8,565
Note receivable	24,125	54,651
Intangible assets, net	69,632	99,141
TOTAL ASSETS	$ 1,043,473	$ 696,164
LIABILITIES AND STOCKHOLDERS' EQUITY		
Due to RPA, LLC	$ 202,013	$ 227,891
Accrued payroll liabilities	141,744	130,440
Accrued expenses	25,551	2,077
Income taxes payable	66,300	-
Other liability	52,365	78,547
Total Liabilities	$ 487,973	$ 438,955
Stockholders' Equity	555,500	257,209
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,043,473	$ 696,164

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES:		
Commission income	$ 3,874,365	$ 2,824,192
Consulting and service fees	403,925	379,780
Total Revenues	$ 4,278,290	$ 3,203,972
OPERATING EXPENSES:		
Administration/operations charges	$ 1,323,639	$ 1,015,011
Amortization	29,509	28,418
Bank charges	1,422	1,329
Compensation expense	5,034	11,646
Compliance fees	3,358	880
Computer technology charges	7,652	6,919
Insurance	174,380	211,792
Licenses and permits	29,622	18,621
Miscellaneous	583	5,077
Payroll wages	1,992,726	1,878,142
Payroll taxes	114,772	108,972
Payroll processing fees	1,890	1,804
Professional fees	63,994	86,880
Retirement plan contribution	61,486	57,681
Total Operating Expenses	$ 3,810,067	$ 3,433,172
Operating Income (Loss)	$ 468,223	$ (229,200)
Other Income (Expense):		
Interest income	$ 3,084	$ 5,351
Interest expense	-	(1,145)
Net Other Income	$ 3,084	$ 4,206
Net Income (Loss) Before Income Tax Expense (Benefit)	$ 471,307	$ (224,994)
Income Tax Expense (Benefit)	$ 66,300	$ (122,547)
Net Income (Loss)	$ 405,007	$ (102,447)

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balances at December 31, 2011	$ 113,326	$ 86,853	$ 230,181	$ -	$ 430,360
Net loss	-	-	(102,447)	-	(102,447)
Purchase treasury stock	-	-	-	(82,350)	(82,350)
Compensation expense	-	11,646	-	-	11,646
Balances at December 31, 2012	$ 113,326	$ 98,499	$ 127,734	$ (82,350)	$ 257,209
Net income	-	-	405,007	-	405,007
Reissue treasury stock	25,570	(47,920)		82,350	60,000
Issue common stock	195,325	(45,325)	-	-	150,000
Compensation expense	-	5,034	-	-	5,034
Distributions	-	-	(321,750)	-	(321,750)
Adjustment	10,288	(10,288)	-	-	-
Balances at December 31, 2013	$ 344,509	$ -	$ 210,991	$ -	$ 555,500

The Company has 1,000,000 authorized shares of no par value common stock, of which 102,000 and 99,000 were outstanding at December 31, 2013 and 2012, respectively.

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITES:		
Net Income (Loss)	$ 405,007	$ (102,447)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activites:		
Amortization	29,509	28,418
Compensation expense	5,034	11,646
Deferred income taxes	-	(110,800)
(Increase) Decrease In:		
Commissions receivable	(73,983)	(72,570)
Due from RPA, LLC	(2,973)	(24,628)
Due from field reps	(1,492)	19,593
Prepaid Expense	(31,542)	(8,565)
Increase (Decrease) In:		
Due to RPA, LLC	(25,878)	156,212
Accrued payroll liabilities	11,304	61,855
Accrued expenses	23,474	2,010
Income taxes payable	66,300	(21,819)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 404,760	$ (61,095)
CASH FROM INVESTING ACTIVITIES:		
Principal payments received on notes receivable	$ 30,526	$ 28,751
Advances to owners	(150,489)	(154,022)
Repayments from owners	150,489	154,022
NET CASH PROVIDED BY INVESTING ACTIVITIES	$ 30,526	$ 28,751
CASH FROM FINANCING ACTIVITIES:		
Proceeds from reissuance of treasury stock	$ 60,000	$ -
Proceeds from issuance of common stock	150,000	-
Purchase of treasury stock	-	(82,350)
Distributions	(321,750)	-
Payments made on other liability	(26,182)	(19,637)
NET CASH USED BY FINANCING ACTIVITIES	$ (137,932)	$ (101,987)
NET INCREASE (DECREASE) IN CASH	$ 297,354	$ (134,331)
CASH, BEGINNING OF YEAR	70,479	204,810
CASH, END OF YEAR	$ 367,833	$ 70,479

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2013 AND 2012

Supplemental Disclosure of Cash Flow Information	2013	2012
Cash Paid During the Year For:		
Interest	$ -	$ 1,145
Income taxes	$ -	$ 17,200
Schedule of Noncash Investing Activities		
Purchase price adjustment to intangible asset and other liability	$ -	$ 21,816

(The accompanying notes to financial statements are an integral part of these statements.)

1. NATURE OF OPERATIONS:

Retirement Plan Advisors, Inc. (the Company or RPA, Inc.) is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Effective January 1, 2012, the Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S-Corporation. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain tax positions as of December 31, 2013 or 2012. The Company files U.S. Federal and income tax returns in Illinois. The Company is no longer subject to examination by U.S. Federal and state tax authorities for years ended before December 31, 2010. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

Effective January 1, 2014, the Company will no longer be subject to U.S. Federal or income taxes in Illinois (see Note 7).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

DEFERRED INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences are due to the Company preparing its tax return on the cash basis of accounting and presenting its financial statements on the accrual basis. In addition, intangible assets are amortized over different periods for book and tax purposes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of assets under management.

COMMISSIONS RECEIVABLE

Commissions receivable, which represent commissions earned on assets under management but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable are considered collectible as of December 31, 2013 and therefore the Company has not recorded an allowance for doubtful accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

INTANGIBLE ASSETS AND AMORTIZATION

Intangible assets consist of purchased customer lists and are stated at cost and amortized for financial reporting purposes using the straight-line method over the estimated future periods to be benefited, generally five years. For income tax purposes the Company uses Internal Revenue Service prescribed lives. Following is a summary of the expected amortization expense for each of the next three years:

2014	$	29,509
2015		25,395
2016		14,728
	$	69,632

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments short term nature.

3. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances. During 2013, one customer represented approximately 20% of the Company's revenues.

4. DUE FROM FIELD REPS:

During 2011, the Company entered into new agreements with its field representatives in which the Company would incur some expenses on behalf of the field representatives in return for reimbursement following each quarter end. As of December 31, 2013 and 2012, the amount due from field representatives was $13,309 and $11,817, respectively.

5. NOTE RECEIVABLE:

On October 1, 2010 the Company sold a financial services territory to one of its field representatives for $117,000. In addition, the Company agreed to finance this sale over four years at an annual interest rate of 6.0%, payable in 96 semi-monthly installments. As of December 31, 2013 and 2012, the outstanding balance was $24,125 and $54,651, respectively. The $24,125 is expected to be collected in 2014.

6. INTANGIBLE ASSETS:

On August 1, 2010, the Company purchased a financial services territory from one of its field representatives at a cost of $49,360. This was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2013 and 2012, the accumulated amortization was $33,729 and $23,857, respectively.

On October 21, 2011, the Company purchased a financial services territory from an independent sales representative for approximately $120,000. The entire $120,000 was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2011, the accumulated amortization was $6,000. The actual payment price was determined to be $98,184 in 2012, with $19,637 paid in December 2012 and the remainder payable in twelve equal quarterly installments of $6,546. The intangible asset and accumulated amortization were adjusted in 2012 to reflect the purchase price of $98,184. As of December 31, 2013 and 2012, the accumulated amortization was $44,183 and $24,546. The other liability reported in the financial statements of $52,365 and $78,547 at December 31, 2013 and 2012, respectively, represents amounts remaining to be paid for this purchase.

Amortization expense recorded from these intangible assets was $29,509 and $28,418 during the years ended December 31, 2013 and 2012, respectively.

7. INCOME TAX:

The provisions for income taxes consist of the following components at December 31, 2013 and 2012:

	2013	2012
Federal		
Current	$ 59,500	$ (7,707)
Deferred	-	(80,800)
Total	$ 59,500	$ (88,507)
State		
Current	$ 6,800	$ (4,040)
Deferred	-	(30,000)
Total	$ 6,800	$ (34,040)
Total Income Tax Expense (Benefit)	$ 66,300	$ (122,547)

As described in Note 2, the Company converted from a C-Corporation to an S-Corporation effective January 1, 2012. As a result of converting to an S-Corporation, the Company is no longer subject to federal income taxes. In addition, an S-Corporation in Illinois is subject to replacement taxes at a rate of 1.5% while C-Corporations are subject to state income taxes at a rate of 9.5%. The Company wrote off its deferred tax liabilities when it converted to an S-Corporation effective January 1, 2012.

The Company remains contingently liable for federal built-in gains ("BIG") tax based on certain net assets and liabilities the Company had on December 31, 2011 prior to converting to an S-Corporation. Payment of recognized built-in gains tax may be deferred if the Company does not have taxable income. As of December 31, 2013, the Company estimates its potential future BIG tax liability to be $6,200. However, payment of this amount has been deferred until certain receivables are collected. No liability for potential future BIG tax has been recorded as of December 31, 2013. Actual payments for BIG tax may change in 2014 based on the Company's taxable income.

In 2013, $59,500 was recorded for federal income tax provision related to built-in-gains tax.

The Company had no deferred tax assets or liabilities on December 31, 2013 and 2012.

8. RETIREMENT BENEFITS:

The Company has a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the Internal Revenue Code at the discretion of the Board of Directors. Contributions to the plan for eligible employees were $61,486 and $57,681 for the years ended December 31, 2013 and 2012 respectively.

9. STOCK OPTIONS AND EQUITY TRANSACTIONS:

The Company has elected to use the calculated value method to account for the options issued in 2009. The Company issued stock options for 5,000 shares on September 1, 2009 to be exercised at varying prices starting at $50 per share. The stock options expire on December 31, 2019. Using the Black-Scholes option pricing model, management has determined that the options issued in 2009 have a calculated value of $25.21 per share. Total compensation cost associated with these options is $126,071 and will be recognized over the service period that began on the grant date (one to five years). Compensation cost recognized for the years ended December, 31, 2013 and 2012 amounted to $5,034 and $11,646, respectively.

The assumptions used and weighted average calculated value of options are as follows for the year ended December 31, 2013 and 2012:

Risk-free interest rate		3.26%
Expected volatility		40.0%
Expected life in years		10
Service period in years		5
Weighted average calculated value of options granted	$	25.21

9. STOCK OPTIONS AND EQUITY TRANSACTIONS (CONTINUED):

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2013 and 2012:

	Options	Weighted Average Exercise Price
Options outstanding, end of year 2011	3,000	$ 70.00
Granted	-	
Exercised	-	-
Options outstanding, end of year 2012	3,000	$ 70.00
Granted	-	
Exercised	(3,000)	$ 70.00
Options outstanding, end of year 2013	-	-

On December 31, 2013, options were exercised for 500 shares at a price of $55 per share, 1,000 shares at a price of $65 per share, 1,000 shares at a price of $75 per share, and 500 shares at a price of $85 per share. The Company received $210,000 from the employee upon exercise of the options. As of December 31, 2013, no options remain.

On March 14, 2012, the Company purchased 1,000 shares of treasury stock for $82,350. These shares were reissued when the options were exercised in 2013.

On March 13, 2012, two majority stockholders sold shares of stock to existing stockholders and one registered representative who is supervised by the Company.

10. STOCK REPURCHASE:

As noted in Note 2, the Company converted to an S-Corporation effective January 1, 2012. In connection with converting to an S-Corporation, the Company created a new shareholders agreement with its existing shareholders. Based on terms of the new agreement, in certain cases, the Company is required to repurchase shares of company stock from the shareholders. The purchase price is determined at the time the shareholder sells the stock back to the Company based on terms of the agreement.

11. NET CAPITAL REQUIREMENTS:

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2013 and 2012, the Company had net capital of approximately $408,300 and $83,000 and net capital requirements of approximately $32,500 and $29,300, respectively. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

12. RELATED PARTIES:

The Company is an affiliate with Retirement Plan Advisors, LLC (RPA, LLC) by way of certain stockholders being members of the respective companies. During the years ended December 31, 2013 and 2012, the company and RPA, LLC shared certain operating and overhead costs such as legal, insurance, rent, utilities, and telephone, and provided management and consulting. The Company's share of these costs is reflected in the Statement of Operations.

The Company receives commission income from Cambridge Investment Research, Inc. ("CIR"). The Company is affiliated with CIR by way of certain stockholders being owners of Continuity Partners Group, LLC ("CPG"), which is owned by CIR.

The following is a recap of the management and consulting fees and commission income for the years ended December 31, 2013 and 2012:

	2013	2012
Administration/Operations Charges from RPA, LLC	$1,323,639	$1,015,011
Consulting/Service Fees Billed and Paid by RPA, LLC	$226,211	$233,205
Commission Income from CIR, Inc. paid to RPA, Inc.	$602,352	$565,220

The Company owed $202,013 and $227,891 to RPA, LLC and RPA, LLC owed $32,194 and $29,221 to the Company at December 31, 2013 and 2012 respectively.

12. RELATED PARTIES (Continued):

On January 1, 2012, the Company joined Continuity Partners Group, LLC ("CPG"). The Company's shareholders acquired 435,316 units in CPG in exchange for the assignment by the Company of a percentage of practice-related sales to CPG. As a result of such assignment, the Company will receive services from CPG, and direct an agreed-upon percentage of revenues derived from Cambridge Investment Research Group ("CIR") to CPG.

The Company's shareholders (the "Borrowers") purchased their shares from CPG, in part, from loans issued by CPG. The Company, CPG and the Borrowers have entered into a Compensation Setoff Agreement ("CSA") whereby the parties agreed that in the event the Borrower does not receive commissions and fees from CPG or if the quarterly deductions from commissions and fees owed by CGP to Borrower are not sufficient to satisfy the amount of a scheduled payment, CPG may deduct amounts from commissions, fees and other compensation payable by CPG to RPA to cover the scheduled payment shortfall. In addition, the CSA provides RPA the right to recover any amounts paid by RPA to CPG under this agreement from the Borrowers. The Company made payments to CPG and received reimbursements from the Borrowers totaling $150,489 and $154,022 during the years ended December 31, 2013 and 2012, respectively. There were no amounts due to the Company from the Borrowers as of December 31, 2013 or 2012.

13. SUBSEQUENT EVENTS:

Management has evaluated subsequent events through February 19, 2014, the date of which the financial statements were available to be issued.

HOLDING COMPANY

Effective January 1, 2014, the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. (RPAG, Inc.). The owners of RPA, Inc. and RPA, LLC contributed their ownership interest in each entity in exchange for the same ownership percentage in RPAG, Inc. Effective January 1, 2014, RPAG, Inc. owns 100% of RPA, Inc. and RPA, LLC.

SUPPLEMENTARY INFORMATION

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

Board of Directors
Retirement Plan Advisors, Inc.

We have audited the financial statements of Retirement Plan Advisors, Inc. as of and for the years ended December 31, 2013 and 2012, and have issued our report thereon dated February 19, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Topel Forman LLC

Topel Forman L.L.C.
Chicago, Illinois
February 19, 2014

500 N. Michigan Avenue, Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

RETIREMENT PLAN ADVISORS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2013

NET CAPITAL:

Total member's equity	$	555,500
Less nonallowable assets:		
Other receivables	$	13,309
Prepaid expenses		40,107
Intangible assets		69,632
Note Receivable		24,125
	$	147,173
Net capital before haircuts	$	408,327
Less haricuts		-
Net capital	$	408,327
Minimum net capital required		32,532
Excess net capital	$	375,795
Aggregate indebtedness	$	487,973
Percentage of aggregate indebtedness to net capital		119.51%

RETIREMENT PLAN ADVISORS, INC
SCHEDULE II
RECONCILIATION OF NET CAPITAL AS REPORTED IN THE COMPANY'S UNAUDITED FOCUS REPORT TO THE COMPUTATION HEREIN
DECEMBER 31, 2013

Net capital as reported by the Company's unaudited FOCUS Report-Part IIA Filing	$ 408,327
Audit adjustment	-
Net Capital as reported herein	$ 408,327

RETIREMENT PLAN ADVISORS, INC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of
Retirement Plan Advisors, Inc.

In planning and performing our audit of the financial statements of Retirement Plan Advisors, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 N. Michigan Avenue, Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Topel Forman LLC

Topel Forman L.L.C.
Chicago, IL
February 19, 2014